UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36168 / May 27, 2026

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In the Matter of   :
                                                                    :
                                                                    :
BONDBLOXX ETF TRUST   :
BONDBLOXX INVESTMENT MANAGEMENT CORPORATION   :
                                                                    :
700 Larkspur Landing Circle, Suite 250   :
Larkspur, CA 94939   :
                                                                    :
(812-15665)   :
                                                                    :
_____   :

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940

BondBloxx ETF Trust and BondBloxx Investment Management Corporation filed an application
on December 4, 2024 and an amendment to the application on January 27, 2026, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the
Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
17(a)(2) of the Act, which would provide the relief necessary for an open-end management
investment company (or series thereof) registered under the Act ("Fund") to offer one class of
exchange-traded shares that operates as an exchange-traded fund (an "ETF Class") and one or
more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class").

The order would provide Funds with two broad categories of relief: 1) the relief necessary to
permit standard exchange-traded fund operations consistent with rule 6c-11 under the Act and 2)
the relief necessary for a Fund to offer an ETF Class and one or more Mutual Fund Classes.

On April 29, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36136). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemptions is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be

paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of BondBloxx ETF Trust, et al. (File No. 812-15665),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.